ALBERTA COMPLIANCE SERVICES INC.

03003276

SUPPL

January 9, 2003

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: International Health Partners Inc. (formerly Canadian Dental Partners Inc.)
File No. 82-4868

Please accept for filing the following documents that include information required to be made public:

1. News Release dated December 29, 2002
2. Interim Financial Statements for the 3 months ended September 30, 2002
3. BCSC Form 51-901F

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham
Associate

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

03 JAN 24 AM 7:21

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4868

PRESS Release

INTERNATIONAL HEALTH PARTNERS INC.

For Immediate Release
Date: November 29, 2002

Trading Symbol: IHP – TSX VENT
Press Release #02-09

International Health Partners Inc.
ANNOUNCES FIRST QUARTER RESULTS

CALGARY, ALBERTA—International Health Partners Inc. (TSX VENTURE: "IHP") announced today its financial results for the first quarter of fiscal 2003 ended September 30, 2002.

In the first fiscal quarter of 2003 International Health Partners Inc. (IHP) continues to see healthy increases in revenue from its existing facilities. Gross revenue for the quarter increased 14% to $1,351,873.00. The net loss for the period decreased by approximately 50% from the same period last year to ($25,184). Included in the loss was one time interest and engagement fees totaling approximately $18,000.00. Management is pleased with these results as they typically reflect the "slow" season in the dental industry being July through September.

International Health Partners Inc. is a medical and dental "Practice Management Company" ("PMC") in the business of evaluating and consolidating medical & dental facilities. The Company operates a chain of modern health facilities that provide primary medical and dental services in the Province of Alberta.

The Corporation intends to continue to acquire new dental and medical contracts over the ensuing year. Management is currently seeking acquisition capital for several existing opportunities.

The consolidated financial statements are summarized as follows:

82-4868

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Three Months Ended September 30 (Unaudited)

	2002	2001
Cash flows from (used in) operating activities:		
Net income (loss)	$ (25,184)	$ (54,724)
Items not involving cash:		
Amortization	52,962	62,873
Services and purchases settled with the issuance of shares	30,000	2,500
	57,778	10,649
Net change in non-cash working capital relating to operating balances	(254,987)	(217,766)
	(197,209)	(207,117)
Cash flows from (used in) financing activities:		
Issuance of common shares (net of share issue costs)	(1,384)	470,787
Cancellation of common shares	(17,500)	-
Proceeds from convertible debenture	-	86,000
Proceeds from capital lease obligations (net of repayments)	24,830	(19,618)
Proceeds from long-term debt (net of repayments)	(11,740)	29,328
	(5,794)	566,497
Cash flows from (used in) investing activities:		
Purchase of capital assets	(11,816)	(186,737)
Business acquisition costs capitalized	-	(47,000)
Purchase of goodwill	-	(201,176)
	(11,816)	(434,913)
Increase (decrease) in cash and cash equivalents	(214,819)	(75,533)
Cash (deficiency), beginning of period	269,278	(37,968)
Cash and Cash equivalents, end of period	**$ 54,459**	**$ (113,501)**
Cash and cash equivalent consist of:		
Cash (bank indebtedness)	$ 8,099	$ (113,501)
Short-term investments	46,360	-
	$ 54,459	**$ (113,501)**

ON BEHALF OF THE BOARD OF DIRECTORS
"David McQuaig"

To find out more about International Health Partners Inc. (TSX-V: IHP), visit our website at www.ihp.ca

Investor inquiries please call toll-free at 1-877-664-6663 - or visit our website www.IHP.ca - or e-mail to Investor@IHP.ca

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

82-4868

NOTES TO FINANCIAL STATEMENTS

. **GENERAL**

'hese interim consolidated financial statements should be read in onjunction with the annual consolidated financial statements for he year ended June 30, 2002, as they do not include all of the lisclosure requirements of annual financial statements.

.. **SIGNIFICANT ACCOUNTING POLICIES:**

'he accounting policies and methods of these financial tatements are the same as those used in the annual consolidated inancial statements, except the Corporation has adopted the ecommendations of the Canadian Institute of Chartered accountants on accounting for stock-based compensation ffective July 1, 2002.

'he recommendations require that all stock-based awards made o non-employees be measured and recognized using a fair value ased method. The recommendations encourage the use of a fair alue based method for direct awards of stock, stock appreciation ights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are ecorded as equity, whereas awards that a company is required to r has a practice of settling in cash are recorded as liabilities. For tock options granted to employees, the Corporation has adopted he disclosure only provisions of the new recommendations vhereby pro-forma net income and pro forma earnings per share re disclosed in the notes to the financial statements, as if the fair alue based method of accounting had been used. This lisclosure is provided for stock option grants after June 30, 2002, ut not for any grants on that date or prior to that date.

'. **STOCK-BASED COMPENSATION**

f the Corporation had used the fair value method of accounting or stock-based compensation, the Corporation's net income and arnings per share would have been reduced to the pro forma mounts indicated below:

Three Months Ended September 30, 2002

	Net Loss	Loss per share basic	Loss per share fully diluted
As reported	$(25,184)	$(0.00)	$(0.00)
'ro forma	$(23,764)	$(0.00)	$(0.00)

'he fair value of each option grant is estimated on the date of rant to be $0.00475 per share using the Black-Scholes option ricing model with the following assumptions for grants in the hree month period ended September 30, 2002: no dividends are o be paid, expected volatility of 8%, risk-free interest rate of .09%, and expected lives of 5 years.

'. **COMPARATIVE FIGURES**

'ertain figures for the prior period financial statements have been estated to conform to the current period presentation.

CORPORATE INFORMATION

BOARD OF DIRECTORS
David B. McQuaig
Randy Dawson
Dr. Nathaniel Podilsky
Robert Syverson
H. Steve Walton

OFFICERS
David B. McQuaig, President and CEO
Brian Lamb, CMA, Chief Financial Officer
Randy Dawson, Secretary

LEGAL COUNSEL
Drummond Phillips & Sevalrud LLP

BANK
Bank of Montreal

AUDITORS
Buchanan Barry LLP

TRANSFER SERVICES
Computershare Trust Company of Canada

STOCK EXCHANGE LISTING
TSX Venture Exchange
Trading Symbol "IHP"

HEAD OFFICE
#201, 501 – 18 Ave. S.W.
Calgary, Alberta, Canada T2S 0C7
Ph: (403) 264-7664; Fax: (403) 264-7640
Website: www.ihp.ca

Q1

1st Quarter Report

September 30, 2002

82-4868

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

For the Three Months Ended September 30 (Unaudited)

	2002	2001
)ental facilities revenue	$ 1,027,261	$ 872,715
/ledical facilities revenue	300,652	280,720
/lanagement fees	23,960	23,817
	1,351,873	1,177,252
)ental, medical and lab fees	615,556	545,185
	736,317	632,067
)ther income and expenses		
Operating expenses	537,586	467,561
General and administrative	146,143	145,863
Amortization	52,962	62,873
Interest on long-term obligations	25,348	14,901
Other income	(538)	(4,407)
	761,501	686,791
Jet loss	**(25,184)**	**(54,724)**
)eficit, beginning of the period	(1,241,761)	(1,004,622)
)eficit, end of the period	$ (1,266,945)	$ (1,059,346)
.oss per share, basic	**$ (0.00)**	**$ (0.01)**
.oss per share, fully diluted	**$ (0.00)**	**$ (0.01)**

'RESIDENT'S REPORT TO SHAREHOLDERS

n the first fiscal quarter of 2003 International Health Partners Inc. [HP) continues to see healthy increases in revenue from its existing acilities. Gross revenue for the quarter increased 14% to 1,351,873.00. The net loss for the period decreased by pproximately 50% from the same period last year to ($25,184). ncluded in the loss was one time interest and engagement fees otalling approximately $18,000.00. Management is pleased with these esults as they typically reflect the "slow" season in the dental industry eing July through September.

/lanagement anticipates announcing another acquisition to coincide vith or close shortly after the completion of the CPC acquisition of 'CG Ventures Inc. in January 2003. Capital raised from this ransaction will fund that next acquisition and contribute to corporate evelopment.

'he Company has retained Loewen and Partners Corporate Services nc. to assist in the sourcing of $10 million in convertible debt inancing. It is anticipated that by early 2003 IHP will be successfully ttracting debt financing to begin an aggressive acquisition program. nternational Health Partners Inc. continues to develop itself into a eading Practice Management Company building value for its hareholders.

incerely,

)avid B. McQuaig
'resident and C.E.O

Calgary, Alberta
November 28, 2002

CONSOLIDATED BALANCE SHEET

(Unaudited)

	September 30,2002	June 30,2002
ASSETS		
Current assets		
Cash	$ 8,099	$ -
Cash held in trust	-	148,725
Short-term investments	46,360	138,158
Accounts receivable	327,799	344,245
Inventory	39,635	39,338
Prepaid expenses and deposits	61,243	63,023
	483,136	733,489
Capital assets	1,170,992	1,181,507
Intangible assets	6,017	6,333
Goodwill	452,005	452,005
	$ 2,112,150	**$ 2,373,334**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness	$ -	$ 17,605
Accounts payable and accrued liabilities	557,092	708,209
Other accounts payable	-	30,000
Deferred revenue	46,360	138,158
Current portion of long-term debt	45,940	51,940
Current portion of capital lease obligations	95,783	67,861
Convertible debenture	60,000	60,000
	805,175	1,073,773
Long-term debt	22,467	28,207
Capital lease obligations	856,046	828,824
	1,683,688	1,930,804
Shareholders' equity:		
Share capital	1,695,407	1,684,291
Deficit	(1,266,945)	(1,241,761)
	428,462	442,530
	$ 2,112,150	**$ 2,373,334**

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Three Months Ended September 30 (Unaudited)

	2002	2001
Cash flows from (used in) operating activities:		
Net income (loss)	$ (25,184)	$ (54,724)
Items not involving cash:		
Amortization	52,962	62,873
Services and purchases settled with the issuance of shares	30,000	2,500
	57,778	10,649
Net change in non-cash working capital relating to operating balances	(254,987)	(217,766)
	(197,209)	(207,117)
Cash flows from (used in) financing activities:		
Issuance of common shares (net of share issue costs)	(1,384)	470,787
Cancellation of common shares	(17,500)	-
Proceeds from convertible debenture	-	86,000
Proceeds from capital lease obligations (net of repayments)	24,830	(19,618)
Proceeds from long-term debt (net of repayments)	(11,740)	29,328
	(5,794)	566,497
Cash flows from (used in) investing activities:		
Purchase of capital assets	(11,816)	(186,737)
Business acquisition costs capitalized	-	(47,000)
Purchase of goodwill	-	(201,176)
	(11,816)	(434,913)
Increase (decrease) in cash and cash equivalents	(214,819)	(75,533)
Cash (deficiency), beginning of period	269,278	(37,968)
Cash and Cash equivalents, end of period	**$ 54,459**	**$ (113,501)**
Cash and cash equivalent consist of:		
Cash (bank indebtedness)	$ 8,099	$ (113,501)
Short-term investments	46,360	-
	$ 54,459	**$ (113,501)**

82-4868

INTERNATIONAL HEALTH PARTNERS INC.

Quarterly Report to Shareholders for the First Quarter September 30, 2002

FORM 51-901F

Quarterly Report

Incorporated as part of: [ ] **Schedule A**

[X] **Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER:	International Health Partners Inc.
ISSUER ADDRESS:	Suite 201, 501 – 18 Ave. S.W. Calgary, Alberta T2S 0C7
ISSUER TELEPHONE NUMBER:	403-264-7664
ISSUER FAX NUMBER:	403-264-7640
CONTACT PERSON:	David B. McQuaig
CONTACT'S POSITION:	President & CEO
CONTACT'S TELEPHONE NUMBER:	403-264-7664
FOR QUARTER ENDING:	September 30, 2002
WEB SITE:	www.ihp.ca
CONTACT E-MAIL ADDRESS:	davidb@ihp.ca
DATE OF REPORT:	November 28, 2002

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE BOARD OF DIRECTORS HAS APPROVED THE DISCLOSURE CONTAINED THEREIN. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Name of Director	Signed (Typed)	Date Signed (YY/MM/DD)
David B. McQuaig	*"David B. McQuaig"*	2002/11/28
Nathaniel Podilsky	*"Nathaniel Podilsky"*	2002/11/28

SCHEDULE B

SUPPLEMENTARY INFORMATION
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2002

1. ANALYSIS OF EXPENSES

For the three month period ended September 30, 2002, dental, medical and lab fees in the amount of $615,556 consist of professional fees of $529,472 and lab fees of $86,084.

Other expenses are broken down into four main categories. $537,586 relates to operating expenses directly incurred in the daily operation of medical and dental facilities, including wages in the amount of $281,018. $146,143 relates to general and administrative expenses incurred by head office. These consist of expenses incurred by the management team in Calgary and the accounting department in Edmonton. They include salaries in the amount of $89,430, as well as general office expenses, marketing and staffing administration expenses. Depreciation and amortization of $52,962 relates to facilities and equipment.

2. RELATED PARTY EXPENDITURES

There were no related party transactions.

3. (a) SUMMARY OF SECURITIES ISSUED DURING THE PERIOD

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
July 23	Shares	Acquisition	150,000	$0.10	$15,000	Assets
August 19	Shares	Acquisition	150,000	$0.10	$15,000	Assets
August 23	Shares	Cancellation	100,000	$0.175	$(17,500)	Services

(b) SUMMARY OF OPTIONS GRANTED DURING THE PERIOD

Date	Number	Name of Optionee	Exercise Price	Expiry Date
Sept. 5	40,000	David McQuaig	$0.10	September 5, 2007
Sept. 5	40,500	Dr. N. Podilsky	$0.10	September 5, 2007
Sept. 5	75,000	Brian Lamb	$0.10	September 5, 2007
Sept. 5	20,500	Randy Dawson	$0.10	September 5, 2007
Sept. 5	16,000	Robert Syverson	$0.10	September 5, 2007
Sept. 5	16,000	Steve Walton	$0.10	September 5, 2007
Sept. 5	16,000	Dr. S. Rajpal	$0.10	September 5, 2007
Sept. 5	20,000	Suzanne Armstrong	$0.10	September 5, 2007
Sept. 5	10,000	Rita Loken	$0.10	September 5, 2007
Sept. 5	5,000	Mariann McPherson	$0.10	September 5, 2007
Sept. 5	5,000	Jo-Ann Collison	$0.10	September 5, 2007
Sept. 5	35,000	Dr. D. Daniel	$0.10	September 5, 2007

4. (a) & (b) PARTICULARS OF AUTHORIZED CAPITAL AND SUMMARY OF SHARES ISSUED AND OUTSTANDING

Authorized:	Unlimited Common Shares with no par value
Issued:	8,624,774 Common Shares
Value of Common Shares:	$1,695,407

82-4868

SCHEDULE B – SUPPLEMENTARY INFORMATION cont'd

4. (c) SUMMARY OF OPTIONS AND WARRANTS OUTSTANDING AS AT SEPTEMBER 30, 2002:

Security	Number	Exercise Price	Expiry Date
Options	181,200	$0.25	October 6, 2004
Options	39,200	$0.36	March 16, 2005
Options	293,100	$0.16	October 29, 2006
Options	299,000	$0.10	September 5, 2007
Warrants	1,324,500	$0.25	May 30, 2003
Warrants	700,000	$0.20	November 16, 2003

(d) NUMBER OF SHARES SUBJECT TO ESCROW AS AT SEPTEMBER 30, 2002

N/A

5. LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 25, 2002

David B. McQuaig	Director, President and CEO
Randy Dawson	Director, Secretary
Dr. Nathaniel Podilsky	Director
Robert Syverson	Director
Steve Walton	Director
Brian Lamb, CMA	Chief Financial Officer

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTH PERIOD ENDING SEPTEMBER 30, 2002

DESCRIPTION OF BUSINESS

International Health Partners Inc. provides practice management services to medical and dental practitioners, thus allowing them to focus on quality patient care. The Corporation markets and operates dental facilities with the brand Brightsmile Dental Centres and trades under the symbol IHP on the TSX Venture Exchange.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

- For the three month period ended September 30, 2002, the Corporation recorded total revenue of $1,351,873 of which $1,051,221 was derived from dental facilities & management fee income and $300,652 was derived from medical facilities income.

- Expenses directly relating to the dental and medical facilities income were $615,556. These expenses consist of professional fees of $529,472 and lab fees of $86,084. Operating expenses relating to the dental and medical facilities were $537,586, including wages in the amount of $281,018. General and administrative expenses for the management of the Corporation were $146,143, including wages in the amount of $89,430.

- The Corporation issued a news release September 30, 2002 announcing that it will issue Common Shares through a private placement for a maximum of $300,000. The issue price will be $0.10 per share. PCG Ventures Inc. will purchase the majority of the shares. The placement is subject to regulatory approval and the approval of the shareholders of PCG Ventures Inc.

- The Corporation renewed the dental contract with the Graduate Students Association of the University of Alberta for a two-year period commencing October 15, 2002 to October 14, 2004.

- The Corporation granted stock options to acquire 299,000 shares to directors, officers and employees on September 5, 2002. The options have an exercise price of $0.10 and expire September 5, 2007.

- Effective July 2002, the Corporation renegotiated capital leases in the amount of $333,581. The implicit interest rate is 7.5% and the maturity date is October 2009.

- The Corporation intends to continue to acquire new dental and medical contracts over the ensuing year. Management is currently seeking acquisition capital for several existing opportunities.

- In addition, management is continuing with its previous objective of increasing revenue and profitability at the existing facilities.
